U S A   V I D E O   I N T E R A C T I V E   C O R P.

June 23rd, 2008

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Ronald E. Alper, Esq.

Dear Sirs:

Re:

USA Video Interactive Corp.

Preliminary Proxy Materials on Schedule 14A

File No. 000-29651

Filed May 8, 2008

We are writing in response to your letter dated May 29th, 2008 and further to your telephone conversation with Donna Moroney of this office.

With respect to your comments, we advise as follows:

1.

We will prepare and file a Form 8-K, which will include all of the executive compensation disclosure required pursuant to amended Item 402 of Regulation S-K.

2.

Our reason for requesting the increase in the authorized share capital to an unlimited number was because of recent updates to corporate laws that have allowed for companies to have an unlimited number of authorized stock.  We were merely intending to bring our authorized share capital in line with a significant number of other companies.  We have no plans to acquire another company or acquire assets.  We were looking ahead to avoid the problem of being unable to issue shares in the future if we did propose to carry out a significant financing or acquire assets in the future.  In any event, the TSX Venture Exchange imposes strict guidelines with respect to the acquisition of assets or the issuance of securities.  As a result of your comments and request for additional disclosure we have elected not to proceed with the proposed increase.  We may make the same proposal or variation thereof at our shareholder meeting next year and, if so, we will ensure that we include the changes requested by you.

3.

We advise that the applicable provision under the Wyoming Business Corporations Act that allows us to decrease our quorum requirements is Section 17-16-725.  We erroneously stated Section 17-19-722(a), which, as you indicated, applies to nonprofit corporations.

4.

We believe that, although the directors and officers alone could constitute a quorum under the reduced quorum requirements, assuming that all of the directors and officers exercise all of their warrants and options, it is highly unlikely that we would have a quorum of less than 20%.  Given our past history, we have had a quorum of over 50% for over seven consecutive years.  Typically we receive votes to constitute a quorum of over 40% and then our management solicits votes for the balance of the 10% required votes.  We have found that this takes a great deal of management’s time that could be better spent on the Company’s business.  For this reason alone, we proposed the resolution to reduce the quorum.

We confirm that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton  J. Drescher”

Anton (Tony) J. Drescher

Director

dmm

Encl.

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777